Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007 (1)	2006
	(In thousands, except coverage ratio)
Earnings (loss) before income taxes	$(43,126)	$(391,204)	$84,421	$340,503	$317,153
Add:
Interest expense	146,549	121,321	102,202	53,843	2,167
Amortization of loan fees	9,739	6,870	4,789	1,912	500
Amortization of capitalized interest	1,140	1,326	364	78	47
Interest component of rental expense (1)	5,779	6,130	6,084	3,929	231

Earnings (loss) as adjusted	$120,081	$(255,557)	$197,860	$400,265	$320,098

Fixed charges:
Interest expense	$146,549	$121,321	$102,202	$53,843	$2,167
Amortization of loan fees	9,739	6,870	4,789	1,912	500
Capitalized interest	4,248	6,416	9,935	5,844	45
Interest component of rental expense (1)	5,779	6,130	6,084	3,929	231

Fixed charges	$166,315	$140,737	$123,010	$65,528	$2,943

Ratio of earnings to fixed charges	—	—	1.61	6.11	108.77

Coverage deficiency (2)	$46,234	$396,294	$—	$—	$—

(1)	Interest component of rental expense estimated based upon present value of lease payments over average weighted terms. The increase in 2007 is directly attributable to the acquisition of Giant Industries, Inc.

(2)	Absent non-cash charges for asset impairments of $352,340 that occurred during the year ended December 31, 2009, the coverage deficiency would have been $43,954.